June 23, 2010
Via EDGAR and Hand Delivery
Michael Coco,
     Division of Corporation Finance,
          Securities and Exchange Commission,
               100 F Street, N.E.,
                    Washington, D.C. 20549.

Re:	Corporación Andina de Fomento Registration Statement under Schedule B Filed June 4, 2010 File No. 333-167348
Dear Mr. Coco:
          This letter provides the responses of Corporación Andina de Fomento (“CAF”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of June 21, 2010 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by CAF on June 4, 2010 (File No. 333-167348). In connection with this response to the Comment Letter, CAF today filed Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose two copies of the Amended Registration Statement and two marked copies of the Amended Registration Statement to show changes to the Registration Statement as filed on June 4, 2010.
          All responses are keyed to the headings indicated in the Comment Letter and are designated with the letter “R” below the comment number. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to CAF’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement under Schedule B filed by CAF on June 4, 2010; the page numbers in CAF’s responses refer to the page numbers in the Amended Registration

Michael Coco	-2-
Statement. Capitalized terms used but not defined in this letter have the meanings specified in the Amended Registration Statement.
General
1.	Where appropriate in the registration statement, please discuss the impact on CAF’s operations of any default or restructuring by any CAF’s member country of its sovereign debt obligations.

R:	The Registration Statement has been revised as suggested. See page 27.

2.	Please describe how the European sovereign debt crisis has affected or may affect CAF’s operations. Your response should include a description of any material impact or potential impact on CAF caused by the downgrading of the rating for any European sovereign debt. In this regard, please address any material impact on CAF of the recent downgrading of Spain’s debt, noting Spain’s status as an associated shareholder in CAF and the level of Spanish investment in South American economies.

R:	The Registration Statement has been revised as suggested on page 12 to clarify that CAF’s loan portfolio has no exposure to the European sovereign debt crisis and CAF’s liquidity portfolio has not had, and is not expected to have, any material exposure to the European sovereign debt crisis. As of the date hereof, CAF has no outstanding exposure to European sovereign debt that has been recently downgraded (including without limitation Greece, Portugal and Spain), and investment in instruments issued by Greece, Spain, Portugal and Ireland has been suspended. CAF currently does not have any exposure to Greece and it has suspended all investment in obligations of Greece. In addition, CAF believes that the recent downgrading of Spain’s debt and the level of Spanish investment in South American economies have not had, and are not expected to have, a material impact on CAF’s operations.

3.	We note that inflation has increased or remained relatively high in several CAF member countries. If material, please briefly discuss the causes of inflation and the impact of inflation in CAF member countries on CAF’s operations.

R:	The Registration Statement has been revised as suggested. See page 15. CAF believes that the only shareholder countries with material inflation are Argentina and Venezuela. CAF also believes that Argentinean inflation and Venezuelan inflation have not had, and are not expected to have, a material impact on CAF’s operations.

Michael Coco	-3-
4.	Please briefly discuss any material impact on CAF’s operations caused by fluctuations in the price of crude oil, as well as any impact of reduced crude oil output by CAF member countries.

R:	The Registration Statement has been revised as suggested. See page 12.

5.	We note the nationalization of certain industries and the government take-over of certain assets that has occurred in several CAF member countries, for example pension funds in Argentina and Ecuador; energy companies and major banks in Venezuela; and electricity companies in Bolivia. If material, please briefly discuss the impact of these nationalizations and government take-overs on CAF’s operations.

R:	The Registration Statement has been revised as suggested. See page 4.

6.	We note press reports of disagreements between Colombia and Venezuela, and Colombia and Ecuador, relating to the Fuerzas Armadas Revolucionarias de Colombia (FARC). If material, please discuss the impact of this or other regional conflicts on CAF’s operations, including any impact on trade or diplomatic relations between CAF member countries.

R:	CAF believes that the noted conflict and other regional conflicts have not had, and are not expected to have, a material impact on CAF’s operations. Regional conflicts are not uncommon in Latin America and historically have not had any material impact on CAF’s operations.

7.	If material, please describe any affect on CAF’s operations caused by the opposition of the Bolivian government to rebellious groups in northern Bolivia.

R:	CAF believes that the noted situation in Bolivia has not had, and is not expected to have, a material effect on CAF’s operations.

8.	If material, please describe protests in Peru by indigenous groups opposed to oil drilling, logging, and similar projects in rain forest areas, and any affect that these protests have on CAF operations.

R:	CAF believes that the noted protests in Peru have not had, and are not expected to have, a material effect on CAF’s operations.

9.	If material, please discuss any effect that the proposed Banco del Sur may have on CAF’s development lending activities.

Michael Coco	-4-
R:	The Registration Statement has been revised as suggested. See page 12. In particular, CAF does not expect the proposed Banco del Sur to have a material effect on CAF’s development lending activities.

10.	If material, please describe how the Gulf of Mexico oil spill has affected or may affect CAF’s operations.

R:	The Registration Statement has been revised as suggested. See page 12.
Capital Structure, page 5
11.	In the paragraph above the table on page 9, please clarify whether all associated shareholder countries (in addition to full member shareholder countries) were current in their capital payments.

R:	The Registration Statement has been revised as suggested. See page 9.
Management’s Discussion and Analysis, page 12
12.	If material, please briefly expand the discussion the two defaulted securities that were responsible for CAF’s net unrealized portfolio losses in 2008 and 2009, as referenced in the fifth paragraph on page 12.

R:	The Registration Statement has been revised as suggested. See page 12.

13.	Please clarify by whom the investment grade instruments with a rating of A-/A3/A- or better must be rated, as mentioned in the second paragraph under the heading “Liquidity” on page 16 (for example, a U.S. national recognized statistical rating organization). The same comment applies to the first paragraph under the heading “Other Activities” on page 24, and anywhere else a specific rating is mentioned without identifying the source of the rating.

R:	The Registration Statement has been revised as suggested. See pages 16, 17 and 24.
Operations of CAF, page 18
14.	Regarding the “B” portion of the “A/B” loan program described on page 19, please clarify CAF’s role as the lender of record for the entire loan, noting that banks assume the credit risk under the B portion of the loan. Similarly, please explain the exclusion of the “B” portion of “A/B” loans from the “tables on loan exposure” mentioned on page 20.

Michael Coco	-5-
R:	The Registration Statement has been revised as suggested. See page 19. As lender of record, CAF has the contractual relationship with the borrower for the entire loan, including the “B” portion of the loan, and manages the client relationship and the administration of the loan. However, while CAF has credit exposure on the “A” portion of the loan, CAF does not face such exposure on the “B” portion of the loan, because the participant banks pay CAF for their participations when the entire loan is funded. It is for this reason that the “B” portions of the loans are excluded from the tables on loan exposure.
Asset and Liability Management, page 30
15.	On page 30, please briefly expand on CAF’s use of derivatives or include a cross-reference to discussion of CAF’s use of derivatives elsewhere in the registration statement (e.g. the discussion of “Derivative Instruments and Hedging Activities” on page F-28).

R:	The Registration Statement has been revised as suggested. See page 30.
The Full Member Shareholder Countries, page 34
16.	Please briefly explain why exports declined year-over-year from 2008 to 2009 for all of the countries in the “Selected Demographic and Economic Data” table on pages 34 and 35. Please also define the abbreviation “f.o.b.” as it is used in that table.

R:	The Registration Statement has been revised as suggested. See page 35. The decline in exports for the countries in the noted table is due to (i) the reduction in the volume of international commerce as a result of a decrease in global economic demand and (ii) the reduction in price of raw materials, which constitute an important part of exports from the region.
* * * * *

Michael Coco	-6-
          On behalf of CAF and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of CAF’s filing.
          If you have any additional questions or comments, please feel free to call me at (202) 956-7585. I may also be reached by e-mail at willingj@sullcrom.com. In my absence, please call Bob Risoleo at (202) 956-7510. He may also be reached by e-mail at risoleor@sullcrom.com.

Very truly yours, /s/ Joy Willing Joy Willing

(Enclosures)

cc:	Jacobo Kiriaty (Corporación Andina de Fomento) Adriana Blanco (Deloitte Touche Tohmatsu) Kevin Smith (WilmerHale) Robert R. Risoleo (Sullivan & Cromwell LLP)